November 23, 2022

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: James Lopez

Re:	AF Acquisition Corp.
Schedule Pre 14A, filed November 10, 2022
File No. 001-40248

Dear Mr. Lopez:

On behalf of our client, AF Acquisition Corp, a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission this letter setting forth the Company’s response to the comments discussed in a conference call between the Staff and certain attorneys at our law firm, Ellenoff Grossman & Schole LLP, on November 17, 2022.

We summarize the Staff comments as follows:

●	The Company’s plans with respect to the conversion of the investments in the Company’s trust account and associated risks should be stated more clearly

In response to the Staff comments, we have revised the preliminary proxy statement to address each of the above matters, and are filing revised pages herewith for the review of the staff.

We appreciate the willingness of the Staff to communicate its comments in the conference call, and ask that you advise if the Staff has any further comments.

Very truly yours,

/s/ Jessica Yuan
Jessica Yuan, Esq.
Ellenoff Grossman & Schole LLP

Changes to laws or regulations or in how such laws or regulations are interpreted or applied, or a failure to comply with any laws, regulations, interpretations or applications, may adversely affect our business, including our ability to negotiate and complete our initial business combination.

We are subject to the laws and regulations, and interpretations and applications of such laws and regulations, of national, regional, state and local governments and, potentially, non-U.S. jurisdictions. In particular, we are required to comply with certain SEC and potentially other legal and regulatory requirements, and our consummation of an initial business combination may be contingent upon our ability to comply with certain laws, regulations, interpretations and applications and any post- initial business combination company may be subject to additional laws, regulations, interpretations and applications. Compliance with, and monitoring of, the foregoing may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time, and those changes could have a material adverse effect on our business, including our ability to negotiate and complete an initial business combination. A failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to negotiate and complete an initial business combination.

~~On March 30, 2022, the SEC issued proposed rules (the "**SPAC Rule Proposals**") relating, among other items, to disclosures in SEC filings in connection with initial business combination transactions involving SPACs and private operating companies; the financial statement requirements applicable to transactions involving shell companies; the use of projections in SEC filings in connection with proposed initial business combination transactions; the potential liability of certain participants in proposed initial business combination transactions;~~ The SEC has, in the past year, adopted certain rules and may, in the ~~extent to~~future adopt other rules, which ~~SPACs could become subject to regulation under the Investment Company Act of 1940 (the "**Investment Company Act**"), including a proposed rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a SPAC's duration, asset composition, business purpose and activities. Certain of the procedures that we, a potential~~may have a material effect on our activities and on our ability to consummate an initial business combination~~ target, or others may determine to undertake in connection with~~, including the SPAC Rule Proposals~~, as proposed or as adopted, or pursuant to the SEC's views expressed in the SPAC Rule Proposals, may increase the costs and time of negotiating and completing an initial business combination, and may constrain the circumstances under which we could complete an initial business combination~~ described below.

The SEC has recently issued proposed rules relating to certain activities of SPACs. Certain of the procedures that we, a potential initial business combination target, or others may determine to undertake in connection with such proposals may increase our costs and the time needed to complete our initial business combination and may constrain the circumstances under which we could complete an initial business combination. The need for compliance with the SPAC Rule Proposals may cause us to liquidate the funds in the Trust Account or liquidate the Company at an earlier time than we might otherwise choose.

On March 30, 2022, the SEC issued proposed rules (the "**SPAC Rule Proposals**") relating, among other ~~items~~things, to disclosures in SEC filings in connection with initial business combination transactions between SPACS such as us and private operating companies; the ~~condensed~~ financial statement requirements applicable to transactions involving shell companies; the use of projections by SPACs in SEC filings in connection with proposed initial business combination transactions; the potential liability of certain participants in proposed initial business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940 (the "**Investment Company Act**"), including a proposed rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a SPAC's duration, asset composition, business purpose and activities. The SPAC Rule Proposals have not yet been adopted, and may be adopted in the proposed form or in a different form that could impose additional regulatory requirements on SPACs. Certain of the procedures that we, a potential initial business combination target, or others may determine to undertake in connection with the SPAC Rule Proposals, or pursuant to the SEC's views expressed in the SPAC Rule Proposals, may increase the costs and time of negotiating and completing an initial business combination, and may constrain the circumstances under which we could complete an initial business combination. The need for compliance with the SPAC Rule Proposals may cause us to liquidate the funds in the Trust Account or liquidate the Company at an earlier time than we might otherwise choose. Were we to liquidate, our warrants would expire worthless, and our securityholders would lose the investment opportunity associated with an investment in the combined company, including any potential price appreciation of our securities.

If we are deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted. As a result, in such circumstances, unless we are able to modify our activities so that we would not be deemed an investment company, we may abandon our efforts to complete an initial business combination and instead liquidate the Company.

As described further above, the SPAC Rule Proposals relate, among other matters, to the circumstances in which SPACs such as the Company could potentially be subject to the Investment Company Act and the regulations thereunder. The SPAC Rule Proposals would provide a safe harbor for such companies from the definition of "investment company" under Section 3(a)(1)(A) of the Investment Company Act, provided that a SPAC satisfies certain criteria, including a limited time period to announce and complete a de-SPAC transaction. Specifically, to comply with the safe harbor, the SPAC Rule Proposals would require a company to file a report on Form 8-K announcing that it has entered into an agreement with a target company for an initial business combination no later than 18 months after the effective date of its registration statement for its initial public offering (the "**IPO Registration Statement**"). The company would then be required to complete its initial business combination no later than 24 months after the effective date of the IPO Registration Statement.

~~Because the SPAC Rule Proposals have not yet been adopted, there~~

There is currently some uncertainty concerning the applicability of the Investment Company Act to a SPAC, including a company like ours, that ~~has not entered into a definitive agreement within 18 months after the effective date of the IPO Registration Statement or that~~ does not complete its initial business combination within 24 months after the effective date of the IPO Registration Statement. ~~We have not entered into a definitive initial business combination agreement within 18 months after the effective date of our Registration Statement and do not expect to complete our initial business combination within 24 months of such date. As a result, it~~It is possible that a claim could be made that we have been operating as an unregistered investment company. Such a claim can be made even prior to 24 months of the effective date of the IPO Registration Statement.

If we are deemed to be an investment company under the Investment Company Act, our activities would be severely restricted. In addition, we would be subject to burdensome compliance requirements. We do not believe that our principal activities will subject us to regulation as an investment company under the Investment Company Act. However, if we are deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, we would be subject to additional regulatory burdens and expenses for which we have not allotted funds. As a result, unless we are able to modify our activities so that we would not be deemed an investment company, we may abandon our efforts to complete an initial business combination and instead liquidate the Company. Were we to liquidate, our warrants would expire worthless, and our securityholders would lose the investment opportunity associated with an investment in the combined company, including any potential price appreciation of our securities.

To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, we ~~may, at any time~~expect that we will, on or prior to the 24-month anniversary of the effective date of our IPO Registration Statement, instruct the trustee to liquidate the ~~securities~~investments held in the ~~trust account~~Trust Account and instead to hold the funds in the ~~trust account~~Trust Account in cash items until the earlier of the consummation of our initial business combination or our liquidation. As a result, following the liquidation of ~~securities~~investments in the ~~trust account~~Trust Account, we would likely receive minimal interest, if any, on the funds held in the ~~trust account~~Trust Account, which would reduce the dollar amount our public stockholders would receive upon any redemption or liquidation of the Company.

The funds in the ~~trust account~~Trust Account have, since our ~~initial public offering~~IPO, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. However, to mitigate the risk of us being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, we ~~may, at any time~~expect that we will, on or prior to the 24-month anniversary of the effective date of our IPO Registration Statement, instruct Continental, the trustee with respect to the ~~trust account~~Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the ~~trust account~~Trust Account and thereafter to hold all funds in the ~~trust account~~Trust Account as cash items until the earlier of the consummation of our initial business combination or the liquidation of the Company. Following such liquidation, we would likely receive minimal interest, if any, on the funds held in the ~~trust account~~Trust Account. However, interest previously earned on the funds held in the ~~trust account~~Trust Account still may be released to us to pay our taxes, if any, and certain other expenses as permitted. As a result, any decision to liquidate the ~~securities~~investments held in the ~~trust account~~Trust Account and thereafter to hold all funds in the ~~trust account~~Trust Account in cash items would reduce the dollar amount our public stockholders would receive upon any redemption or liquidation of the Company. Were we to liquidate, our warrants would expire worthless, and our securityholders would lose the investment opportunity associated with an investment in the combined company, including any potential price appreciation of our securities.

~~In the event that we may be deemed to be an investment company, we may be required to liquidate the Company.~~

In addition, even prior to the 24-month anniversary of the effective date of the IPO Registration Statement, we may be deemed to be an investment company. The longer that the funds in the Trust Account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, even prior to the 24-month anniversary, the greater the risk that we may be deemed to be an unregistered investment company, in which case we may be required to liquidate the Company. Accordingly, we may determine, in our discretion, to liquidate the securities held in the Trust Account at any time and instead hold all funds in the Trust Account as cash items, which would further reduce the dollar amount our public stockholders would receive upon any redemption or liquidation of the Company. Were we to liquidate the Company, our warrants would expire worthless, and our securityholders would lose the investment opportunity associated with an investment in the combined company, including any potential price appreciation of our securities.